January 18, 2011

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3628 Attn: Mellissa Campbell Duru

Re:	Preliminary Proxy Statement on Schedule 14A filed by Wilshire Enterprises, Inc.
Filed December 10, 2010
File No. 0-23204

Schedule 13E-3 filed by Wilshire Enterprises, Inc. and Sherry Wilzig Izak
Filed December 10, 2010
File No. 5-32567

Schedule 13D filed by Sherry Wilzig Izak
Filed February 20, 2009
File No. 5-32567

Dear Ms. Duru:

On behalf of our client, Wilshire Enterprises, Inc. (“Wilshire” or the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 7, 2011 (the “Comment Letter”), with respect to the Company’s above-referenced Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Sherry Wilzig Izak’s above-referenced Schedule 13D (the “Schedule 13D”).  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Schedule 13E-3 and a revised Proxy Statement, and we have enclosed copies of each of these documents marked to show changes from the documents as filed on December 10, 2010.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto.

Dennis J. Block   Tel  +1 212 504 5555   Fax  +1 212 504 6666    dennis.block@cwt.com

CADWALADER
Securities and Exchange Commission January 18, 2011

Schedule 13E-3

Identity and Background of Filing Person

1.
Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures.  We note that the Estate of Siggi B. Wilzig is not included as a filing person despite such entity’s 42.8% level of beneficial ownership of shares of the company.  Please revise to add this filing party or advise.  We may have further comment.

Prior to filing the Schedule 13E-3, the Company considered whether the Estate of Siggi B. Wilzig (the “Estate”) might be considered a filing person for purposes of Rule 13e-3.  The Company determined that the Estate should not be considered to be “engaged, directly or indirectly, in a going-private transaction” for the purposes of Rule 13e-3 under the facts and circumstances of this transaction.  While the Estate, which is a trust,  is the beneficial owner of a substantial amount of the outstanding stock of the Company, and could be considered an affiliate of the Company, the Estate is not represented on the Company’s Board and has had no involvement in the contemplated transaction.  In fact, to the best of the Company’s knowledge, the Estate was not even aware of the contemplated transaction prior to the filing of the Proxy Statement and Schedule 13E-3.  While Ms. Wilzig Izak is one of three beneficiaries of the Estate, she does not have beneficial ownership of the shares owned by the Estate, nor does she have any ability to control the decisions of the Estate.  The Estate is controlled by an independent trustee unaffiliated with the Company.  Consequently, given that the Estate has had no involvement with the transaction, the Company does not believe the Estate should be considered “engaged” in the going private transaction.

The Company believes that this analysis and conclusion is consistent with the Staff’s published guidelines as to when an affiliate of an issuer should be considered “engaged” in a going private transaction.  Compliance and Disclosure Interpretation 201.05 indicates that whether an affiliate will be deemed to be engaged in a going private transaction depends on the facts and circumstances of the transaction.  Interpretive Response 201.05, in the context of an acquisition transaction, identifies three factors that are important in determining whether an affiliate is “engaged” in a going private transaction:  holding a material amount of the surviving company’s outstanding equity securities, occupying seats on the surviving company’s board in addition to senior management positions, and being in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2.  Here, the contemplated transaction  does not involve an acquisition or change of control, but rather reverse and forward stock splits.  The Estate’s “affiliation” with the Company will likely remain the same after the transaction as before it.  The Estate will remain a substantial shareholder of the Company and

CADWALADER
Securities and Exchange Commission January 18, 2011

its percentage holdings will increase (by approximately 2%) solely as a result of fewer shares remaining outstanding after the transaction.  Even in its position as a substantial shareholder, the Estate has not to date and is not expected after the transaction to have representation on the board of the Company or with the Company’s management.  In short, the Estate will be in no better or worse position to control the Company as prior to the contemplated transaction.  (See Borden and Yunis, Going Private (1982, updated through 2007, Law Journal Press) stating that in the context of a going-private transaction via a reverse stock split a shareholder would not be considered a filing person.)  Therefore, we respectfully submit that the Estate should not be regarded as a filing person.

2.
Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.  Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment.  For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion.  Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981).  In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the other filing parties, and this fact should be reflected in the disclosure.  Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3.  In addition, be sure that each new filer signs the Schedule 13E-3.

Please see our response to No. 1 above.

Preliminary Proxy Statement on Schedule 14A

3.	Please fill in all blanks and provide information as of the most reasonable practicable date.

In response to the Staff's comment, we have revised the Proxy Statement to fill in all blanks (except for certain details related to the meeting (e.g., location of the meeting)).

Background of the Transaction, page 16

4.	In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and

CADWALADER
Securities and Exchange Commission January 18, 2011

reports among the Board of Directors, the Special Committee, and the financial and/or legal advisors regarding the terms of the current going private transaction. For example, revise to disclose:

•	why the Board first proposed a reverse stock split transaction as opposed to any other transaction for consideration by the newly formed Special Committee at its meeting on October 28, 2010;
•	the advantages and disadvantages discussed amongst the parties at the November 11, 2010 meeting of each of the alternative options considered;
•	why the options considered did not include a merger, sale or similar corporate transaction;
•	whether the Board considered maintaining the status quo; and,
•	whether the special committee, financial advisor, management, or any other affiliate first identified the reverse/forward split as the superior alternative and the reasons why.

In response to the Staff’s comment, the Company has revised the Proxy Statement, where applicable, to describe all discussions, meetings, contacts and reports among the Board of Directors, the Special Committee, and the financial and/or legal advisors regarding the terms of the current going private transaction.  See pages 17-19 of the Proxy Statement.

5.
Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports.  Revise to summarize any and all presentations made by TM Capital during the Special Committee’s evaluation of the transaction and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c) of Regulation M-A.  In this regard, we note disclosure regarding TM Capital representatives’ November 30, 2010 preliminary draft valuation analysis presentation to the Special Committee.  It does not appear that this preliminary draft presentation has been filed.  Please revise consistent with this comment or advise.

In response to the Staff’s comment, the Company has revised the Proxy Statement to summarize all presentations made by TM Capital during the Special Committee’s evaluation of the transaction.  See page 19 of the Proxy Statement.  The Company has also filed the preliminary draft presentation as Exhibit (c)(iii) to the Schedule 13E-3.

CADWALADER
Securities and Exchange Commission January 18, 2011

Fairness of the Transaction, page 19

6.
We refer to the last sentence of the first paragraph under this heading.  Given that Ms. Wilzig Izak is an affiliate engaged in the going private transaction and a filing person, please revise the sentence or advise.

We note that Ms. Wilzig Izak, as filing person on the Schedule 13E-3, has made a fairness determination as contemplated by Item 8 of Schedule 13E-3 (see page 25 of the Proxy Statement).  However, Ms. Wilzig Izak, in her individual capacity, has not made a recommendation either in favor or against this transaction.  Therefore, we believe that the last sentence of the first paragraph under the heading “Fairness of the Transaction” is accurate.

7.
Please supplement your disclosure and discuss how each filing person was able to arrive at the conclusion of fairness of the cash out price of $1.00 in light of the financial advisor’s property sale analyses which yielded implied per share ranges that were above the $1.00 cash out price.  In this regard, while we note disclosure regarding the Board’s lack of an intention to pursue a sale of the company or its assets, the Board’s lack of an intention does not eliminate the need to discuss how the valuation range per share factored into the Board’s analysis of the substantive fairness of the transaction.  Please supplement your disclosure to explain further how the property sale analysis was considered by the Board in its conclusion regarding the fairness of the transaction.  Alternatively, supplement your disclosure to further detail the reasons why such valuation ranges were not considered in determining the appropriate cash out price.  Refer generally to Instruction 2 to Item 1014 of Regulation M-A.

In response to the Staff’s comment, the Company has supplemented its disclosure concerning the consideration of the financial advisor’s property sale analysis.  See page 22 of the Proxy Statement.

Alternatives Considered, page 24

8.
As noted in a prior comment on disclosure in the Background section, please supplement the disclosure in this section to disclose whether other alternatives, such as a sale of the company and/or maintenance of the status quo, were considered.  In this regard, we note the property sale analyses undertaken by the financial advisor.  If an alternative was not considered, revise to state this fact and disclose the reason why.

CADWALADER
Securities and Exchange Commission January 18, 2011

In response to the Staff’s comment, the Company has supplemented its disclosure concerning the other alternatives considered.  See page 26 of the Proxy Statement.

9.
Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for several years, please revise to indicate why each filing party seeks to undertake the going private transaction at this time as opposed to other time in the company’s operating history.  See Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, the Company has supplemented its disclosure concerning the reasons why each filing person seeks to undertake the going private transaction at this time.  See pages 17-20 of the Proxy Statement, under the heading “Background of the Transaction.”

Effect on the Affiliated Remaining Stockholders, page 28

10.
In your revised 13E-3 filing, please amend your disclosure and state the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages, pursuant to Instruction 3 of Item 1013 of Regulation M-A.

In response to the Staff’s comment, the Company has included the effect of the transaction on each affiliate’s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages.  See page 30 of the Proxy Statement.

11.
Please revise to disclose all of the financial forecasts that management and/or the board provided to the financial advisor or any projections that the advisor developed.  In addition, disclose and quantify the material assumptions underlying the forecasts.  Alternatively, confirm that such disclosures have been made.

In response to the Staff’s comment, the Company has disclosed the financial forecasts provided to the financial advisor and the material assumptions underlying the forecasts.  See pages 39-40 of the Proxy Statement, under the heading “Certain Financial Forecasts.”

Comparable Public Company Analyses, page 31

12.
Under this heading, please supplement the disclosure to quantify how many of the companies chosen for the analysis were greater in size than Wilshire and how the 33% adjustment factor was determined as the appropriate factor to adjust for differences between Wilshire and the other companies.

CADWALADER
Securities and Exchange Commission January 18, 2011

In response to the Staff’s comment, the Company has supplemented its disclosure to quantity the number of companies chosen for the analysis that were greater in size than the Company and the determination as to the 33% adjustment factor.  See page 34 of the Proxy Statement

Cautionary Note Regarding Forward Looking Statements, page 46

13.
Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction.  Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3.  Please clarify your disclosure in this section by stating that the safe harbor provisions do not apply to any forward-looking statements the company makes in connection with the going private transaction.  Further, revise to clarify that the safe harbor provisions do not apply to forward-looking statements made in periodic reports incorporated by reference to the proxy statement.

In response to the Staff’s comment, the Company has amended the Proxy Statement to state that both the forward-looking statements contained in the Proxy Statement made in connection with the going-private transaction and the forward-looking statements made in periodic reports incorporated by reference to the Proxy Statement are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.  See page 49 of the Proxy Statement.

Solicitation of Proxies, page 65

14.
We note that proxies will be solicited by “any appropriate means” by your directors, officers and employees.  Consistent with the requirements of Item 4 of Schedule 14A, revise to specify the means by which proxies will be solicited.  Further, please note that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A.  Refer to Rules 14a 6(b) and (c).  Please confirm your understanding.

In response to the Staff’s comment, the Company has amended the Proxy Statement to include the specific means by which proxies will be solicited.  See page 68 of the Proxy Statement.

CADWALADER
Securities and Exchange Commission January 18, 2011

The Company confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A.

Schedule 13D filed by Sherry Izak on February 20, 2009

15.
Based on disclosure in the 10-K/A filed on April 30, 2010, Ms. Izak is the beneficial owner of approximately 19.1% of the company’s shares.  In the filing referenced above, Ms. Izak’s ownership was referenced to be approximately 6.3%.  Despite the change in ownership percentage, we were unable to locate any amendments to the Schedule 13D to reflect this increase.  Similarly, we were unable to locate any amendments to Schedule 13D that reflected Ms. Izak’s decision to engage in the current going private transaction.  Please advise.

Ms. Wilzig Izak will be promptly filing an amendment to Schedule 13D to reflect her ownership percentage and decision to engage in the current going private transaction.

Schedule 13D filed by the Estate of Siggi Wilzig on August 9, 2004

16.
Reference is made to the beneficial ownership interest of the Estate of Siggi Wilzig noted in the 10-K/A filed on April 30, 2010.  We were unable to locate amendments to the Schedule 13D filed by said estate after August 2004.  Please advise.  Please also note our comments 1 and 2 above.

While we do not represent the Estate of Siggi Wilzig, we understand that the Estate of Siggi Wilzig will be promptly filing an amendment to Schedule 13D to reflect its ownership percentage.  We are not aware of any change in the intentions of the Estate of Siggi Wilzig related to the going private transaction.

General – Company Statement

At your request, the Company and each filing person further acknowledges that:

•	the Company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

CADWALADER
Securities and Exchange Commission January 18, 2011

•	the Company (or filing person) may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Please do not hesitate to contact me at 212-504-5555 with any questions or comments you may have.

Very truly yours,

Dennis J. Block

cc:         Ms. Sherry Wilzig Izak, Chairman and Chief Executive Officer

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